SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b),

(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.         )*

VanceInfo Technologies Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G9319E 109

(CUSIP Number)

Initial Public Offering – December 17, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Baoguo Zhu N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION the People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 2,717,000 ordinary shares
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 2,717,000 ordinary shares
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,717,000 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3%*
12	TYPE OF REPORTING PERSON* IN

*	based on the 37,198,907 ordinary shares outstanding as of the filing date.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Inno Global Technology Limited N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 2,717,000 ordinary shares
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 2,717,000 ordinary shares
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,717,000 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3%*
12	TYPE OF REPORTING PERSON* CO

*	based on the 37,198,907 ordinary shares outstanding as of the filing date.

ITEM 1	(a).	NAME OF ISSUER:

VanceInfo Technologies Inc. (the “Issuer”)

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100094, The People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

Baoguo Zhu Inno Global Technology Limited

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Baoguo Zhu:

No. 17 Lang Shan Road, North Science & Technology Park,

Nan Shan District, Shenzhen 518057

The People’s Republic of China

Inno Global Technology Limited:

P.O. Box 957, Offshore Incorporation Centre,

Road Town, Tortola,

British Virgin Islands

ITEM 2	(c)	CITIZENSHIP:

Mr. Baoguo Zhu is a citizen of the People’s Republic of China; Inno Global Technology Limited is a British Virgin Islands company.

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2	(e).	CUSIP NUMBER:

G9319E 109

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:
The following information with respect to the ownership of the Ordinary Shares of the issuer by the Reporting Person is provided as of December 31, 2007:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Baoguo Zhu	2,717,000	7.3%	2,717,000	0	2,717,000	0
Inno Global Technology Limited	2,717,000	7.3%	2,717,000	0	2,717,000	0

Inno Global Technology Limited is the record holder of 2,717,000 ordinary shares of the Issuer. Mr. Baoguo Zhu is the sole shareholder and director of Inno Global Technology Limited. Mr. Baoguo Zhu and Inno Global Technology Limited may be deemed to beneficially own all of ordinary shares of the Issuer in accordance with Regulation 13(d) of the Securities Act.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008

Inno Global Technology Limited	By:	/s/ Baoguo Zhu
	Name:	Baoguo Zhu
	Title:	Director

Baoguo Zhu	/s/ Baoguo Zhu
Baoguo Zhu

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement